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No. 2366963




                        The Companies Acts 1985 and 1989


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                       A PUBLIC COMPANY LIMITED BY SHARES


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                                   MEMORANDUM

              (Amended by Special Resolution passed on 23 May 2002)






                                       OF



                             INTERNATIONAL POWER plc



                     Incorporated the 1st day of April, 1989









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                             The Companies Act 1985

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                       A PUBLIC COMPANY LIMITED BY SHARES

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                            MEMORANDUM OF ASSOCIATION

                                       OF

                             INTERNATIONAL POWER plc

1.   The Company's name is "International Power plc".*

2.   The Company is to be a public company.

3.   The Company's registered office is to be situated in England and Wales.

4.   The Company's objects are:

     4.1  To  acquire  or take  over  such  part  of the  property,  rights  and liabilities of the Central Electricity Generating Board as is prescribed for it under a scheme made under any enactment and to carry on, expand and extend the businesses and activities prescribed for it therein or any part or parts of them (including, without limitation, the business and activity of an electricity generator).

     4.2 To carry on the business of a holding company and to co-ordinate, finance and manage all or any part of the business and operations of any and all companies controlled directly or indirectly by the Company or in which the Company is interested, whether as a shareholder or otherwise and whether directly or indirectly.

     4.3 To carry on all or any of the businesses of procurers, generators, suppliers, distributors, transformers, converters, transmitters, producers, manufacturers, processors, developers, storers, carriers, importers and exporters of, and dealers in, electricity, and any products derived from or connected with any of these activities, or derived from or connected with any other form of energy, including without limitation heat, solar, wind, hydro, wave, tidal, geothermal, biological and nuclear energy.

     4.4 To plan, locate, design, establish, build, construct, equip, operate, make, use, administer, manage and maintain, improve, enlarge, alter, repair, replace and remove, and carry out works in respect of, any generating station (including, without limitation to the generality of the foregoing, any nuclear power station or station powered by renewable sources of energy), sub-station, transformer station, pumping station, building, plant, equipment, electric main works and any facilities ancillary to the operation or use of the station.

     4.5 To construct, lay, place, operate, use, inspect, maintain, improve, enlarge, alter, protect, repair, replace and remove, and to carry on works in respect of, electric wires (including those overhead and underground), cables, lines, plant and equipment and facilities ancillary to the operation or use of a transmission network or distribution network, and to acquire, operate and maintain the consents, authorisations, wayleaves, easements and other rights capable or possibly capable of facilitating the aforesaid.

     4.6 To acquire (whether by purchase, lease, concession, grant, hire, or otherwise), establish, develop, exploit, operate and maintain land, airspace, foreshore, claims, wells, mines, licences, consents or authorisations, concessions, drilling and mining rights, exploration and production rights, and rights and interests of all descriptions in or relating to the same, which may seem to the Company capable or possibly capable of facilitating the procurement, generation, supply, distribution, transformation, conversion, transmission, production, manufacture, processing, development, storing, carrying, import and export of, or dealing in, electricity and any products derived from or connected with any of these activities, or of affording a supply of natural or other gas, petroleum or other hydrocarbons, coal and other minerals, uranium and other nuclear fuels, heat, solar, tidal, hydro, wind, wave, geothermal, biological and all other forms of energy, or of chemicals.

     4.7 To instal in any premises or place and to operate, use, inspect, maintain, repair, replace and remove meters or other devices for assessing the quantity and/or quality of supplies of electricity, gas and other substances and forms of energy and for other purposes connected with such supplies.

     4.8 To do anything that an electricity generator, electricity distributor, electricity supplier or electricity transmitter is empowered or required to do under or by virtue of, or under licence granted under, any enactment.

     4.9 To plan, locate, establish, build, construct, equip, operate, make, use, administer, manage and maintain, replace, improve, alter, repair and refurbish, and carry out works in respect of, all assets employed on any electricity generation or transmission system and on any distribution or supply system, all facilities, including production, treatment, processing, conversion, loading and storage facilities (including nuclear reprocessing plants, enrichment facilities and waste-storage facilities and underground and offshore storage facilities), refineries, buildings (including those which are part of combined heat and power schemes), shops and showrooms, offices, factories, works, warehouses, plants, platforms, derricks, transmission  towers  or  pylons,  rigs,  wind  structures,  dams  and associated structures, testing sites, offshore wave structures, installations (including without limitation solar power and geothermal installations), depots, distribution stations and sub-stations, pumping stations, compressor stations, laboratories, research stations, wharves, jetties, terminals, transport facilities, canals, roads, railways, tunnels, airports and structures of all kinds, whether for the purposes of the Company or for sale or hire to, or in return for any consideration from, any person, and to purchase or otherwise acquire, lease, charter, and take or let on hire any of the same, and to contribute to, or assist in, or carry out any part of, any operation in respect of the same.

     4.10 To carry on all or any of the businesses of suppliers, distributors, designers, developers, manufacturers, installers, fitters, repairers, maintainers, importers and exporters of, and dealers in, electrical appliances, household equipment and fittings, electrical plant and machinery, and all kinds of goods, equipment, fittings, machinery, materials and installations connected with the generation, transformation, transmission, supply, and use of electricity for domestic, industrial, commercial or other purposes, or with the conservation of electricity and other forms of energy.

     4.11 To carry on all or any businesses of inspectors, maintainers, repairers, reconditioners, servicers, coaters, designers, developers, manufacturers, constructors, installers, layers, fitters, hirers, letters on hire, suppliers, distributors, importers and exporters of, and dealers in, generating station, sub-station and transformer station plant and equipment (including nuclear plant and equipment), transmission lines and cables, distribution lines and cables, pipes and pipelines, equipment ancillary to the operation and use of generating stations, transmission and distribution lines and cables, pipes, pipelines and any other conducting media, pylons, platforms, tunnels, overhead wires and electricity poles, dams and associated structures, wind stations (including wind "farms"), solar power and geothermal structures, tidal and wave power structures, platforms, derricks, rigs, terminals, and facilities of all kinds, tools and machinery, technical, engineering and other equipment, plant, components, accessories and supplies of every description.

     4.12 To carry on all or any of the businesses of procurers, suppliers, distributors, producers, developers, manufacturers, purchasers, refiners, distillers, processors, converters, storers, carriers, importers and exporters of, explorers and prospectors for, and dealers in petroleum and other hydrocarbons, natural and other gases, coal and other minerals, uranium and other nuclear fuel raw materials, and any other energy raw materials, chemicals, and products derived from or connected with any of them.

     4.13 To carry on all or any of the businesses of consultants, advisers and suppliers of management, personnel, and training services, whether generally or in respect of one or more of the types of business or activity which the Company or its subsidiaries has power to carry on, and to provide training and educational courses, instruction and materials, of every description for employees of the Company or its subsidiaries and for other persons.

     4.14 To carry on all or any of the businesses of, and provide services associated with, engineers (including without limitation, electrical, gas, petroleum, environmental, drilling, construction, mechanical, heating, ventilation, civil, nuclear, chemical, telecommunications, computer and data information engineers), environmental biologists, physicists (including without limitation nuclear and health physicists), chemists, physicians and specialists in medicine, mechanics, technicians, geologists, funeral undertakers, operators of crematoria, draftsmen, designers, surveyors, architects, builders, painters and decorators.

     4.15 To carry on all or any of the businesses of wholesalers, retailers and traders, whether generally or in relation to particular goods or commodities, advertisers, advertising agents, sales promoters, public relations agents and marketing agents.

     4.16 To carry on all or any of the businesses of bankers, financiers, factors, debt collectors, dealers in securities, underwriters, insurers, brokers of any kind, persons carrying on investment business under the Financial Services Act 1986, developers of and dealers in property, storage contractors, freight contractors, carriers by land, water and air of freight and passengers, forwarding agents, shipping agents and agents of any other kind.

     4.17 To carry on all or any of the businesses of running, operating, managing or co-operating in projects or works designed to restore, preserve, improve and protect the environment.

     4.18 To carry on all or any of the businesses of running, operating, managing, supplying and dealing in telecommunication systems, systems of other kinds for the conveyance by any means of sounds, visual images and signals, and services, facilities and equipment ancillary to, or for use in connection with, such systems.

     4.19 To carry on all or any of the businesses of running, operating, managing, supplying and dealing in data processing and information retrieval systems, computers, computer programs and software, computer bureaux, databases and services, facilities and equipment ancillary to, or for use in connection with, the same.

     4.20 To carry on all or any of the businesses of suppliers, distributors, manufacturers, producers, processors, importers and exporters of, and dealers in, chemicals, pharmaceuticals, fertilisers and foodstuffs.

     4.21 To carry on business as inventors, researchers and developers, to conduct, promote and commission research and development in connection with the activities of the Company and its subsidiaries, to establish and maintain research stations, laboratories, workshops, testing and proving grounds, facilities, establishments and installations and to exploit and turn to account the results of any research and development carried out by or for it.

     4.22 To invent, design, develop, construct, manufacture, produce, erect, assemble, test, alter, instal, maintain, repair, renovate, refurbish, recondition, utilise, operate, manage, purchase, sell, hire, hire out, import, export, supply and otherwise deal in all kinds of equipment, apparatus, plant, machinery, appliances, articles, furniture, things, accessories, components, fittings, tools, materials, substances, products, systems, computers, computer programs and software which are required or are likely to be required by the Company for the purposes of, or in connection with, any of its businesses, or by other persons, or which in the opinion of the Company may be conveniently or advantageously dealt with by the Company in connection or association with any of its objects or the objects of any of its subsidiaries.

     4.23 To purchase, charter, lease, take or let on hire, operate, use, employ or turn to account, build, equip, service, repair, maintain, supply and deal in tankers and other ships and vessels and craft of every description (including, without limitation, submersible craft), hovercraft, motor vehicles, aircraft, airships, railway locomotives, wagons, trucks and any means of transport and parts and accessories of all kinds for any of the same.

     4.24 Subject to such terms and conditions as may be thought fit, to enter into, carry on and participate in financial transactions and operations of all kinds including (without limitation) interest rate swaps, options (including traded options), swap option contracts, forward exchange contracts, futures contracts, forward rate agreements, contracts for differences, caps, collars, floors or other financial instruments including hedging agreements of any kind all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling (and any other currencies or basket of currencies including but not limited to European Currency Units (as the same may from time to time be designated or constituted)) or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, futures contracts or other financial instruments including hedging agreements of any kind they may be undertaken by the Company on a speculative basis or in connection with the management of financial risks relating to the Company or any other company, firm or person on such terms as may be thought fit and with or without security, and to undertake, carry on and execute all kinds of financial, commercial, trading, trust, agency and other operations.

     4.25 To carry on any or all of the businesses of acquiring, disposing of, and trading or dealing in, financial instruments and contracts of any kind and (without limitation) to enter into arrangements of any kind for or in connection with the sale or supply of electricity or other forms of energy or any other products, goods or services of the Company or otherwise and to make and enter into any pricing or financial arrangements.

     4.26 To establish, acquire, produce, transmit, broadcast, publish, print and reproduce in any form whatsoever (including, without prejudice to the generality of the foregoing, visual or audible form and forms capable of being used by, in, or in connection with, computers), and to buy, sell, supply and otherwise deal in brochures, manuals, journals, periodicals, magazines, newspapers, books, pictures, photographs, stationery and other documents, sound and visual recordings, tapes, films, and programmes for radio, television, cinema and other means of communication.

     4.27 To acquire by any means and hold, manage, deal with and dispose of any real or personal property, rights or powers whatsoever and, without prejudice to the generality of the foregoing, to purchase, take on lease or in exchange, hire or otherwise acquire, hold and dispose of any real property and any estate or interest in such property, including without limitation any lands, buildings, installations, structures, servitudes, easements, rights, privileges and concessions and to exploit, develop and safeguard the same.

     4.28 To purchase or otherwise acquire and undertake all or any part of the business, property, assets and liabilities of any company, firm, person or body carrying on or proposing to carry on any business which the Company is authorised to carry on, or possessed of any property suitable for the purposes of the Company.

     4.29 To make, develop, purchase or otherwise acquire (whether alone or otherwise howsoever) any patents, patent rights, inventions, processes, designs (whether registered or not), copyrights, topography rights, trade marks or service marks (whether registered or not), commercial names and designations, know-how, formulae, licences, grants, concessions and the like (and any interest in any of them) or any exclusive or non-exclusive or limited right to use, or any secret or other information as to, any of them and to apply for and take out protection or additional protection therefor and (whether alone or otherwise howsoever) to hold, use, exercise, develop, transfer or grant licences in respect of, or otherwise turn to account or deal with, the property, rights, title or interest in any of them.

     4.30 To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or obligations or investments of any nature whatsoever, and any options or rights in respect thereof or interest therein, and to buy and sell foreign exchange.

     4.31 To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

     4.32 To amalgamate with or acquire an interest in or enter into, and carry into effect, any partnership or joint venture or profit- or loss-sharing arrangement or other association, or merge or consolidate, with any company, firm, person, employee of the Company or body. To lend money to, guarantee the contracts of, and otherwise assist that person or those employees, and to take or otherwise acquire an interest in that person's shares or other securities and to sell, hold, re-issue, with or without guarantee, and otherwise deal with those shares or other securities.

     4.33 To promote, co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

     4.34 To borrow and raise money and to secure or discharge any debt or obligation of, or binding on, the Company or any company, firm or other person in such manner as may be thought fit and in particular by mortgage and charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities or obligations of any description.

     4.35 To advance, lend or deposit money or give credit or financial accommodation to or with any company, firm or person on such terms as may be thought fit and with or without security.

     4.36 To guarantee, support or give indemnities or provide security, with or without consideration, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities or obligations, of any person, firm or company including (without limiting the generality of the foregoing) any company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

     4.37 To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

     4.38 To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

     4.39 To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the Company and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities, and to procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

     4.40 To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely directly or indirectly to further the interests of the Company or of its members.

     4.41 To establish and maintain, or contribute to, any pension or superannuation funds, for the benefit of, and to give or procure the giving of donations, gratuities, pensions, annuities or benefits on death or disability allowances or emoluments (including non-cash benefits) to, any individuals who are or were at any time in the employment or service of the Company or of any company which is its holding company or is a subsidiary of the Company or any such holding company or otherwise is allied to or associated with the Company or any of the predecessors of the Company or any other such company as aforesaid, or who are or were at any time directors or officers of the Company or of any such other company, and the spouses, families and dependants of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any such other company; and to make payments for or towards the insurance of any such persons.

     4.42 To establish and maintain, and to contribute to, any scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of its employees or former employees, or those of its subsidiary or holding company or subsidiary of its holding company, or by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees or those of its subsidiary and/or associated companies, and (so far as for the time being permitted by law) to lend money to employees of the Company or of any company which is its holding company or is a subsidiary of the Company or any such holding company or otherwise is allied to or associated with the Company with a view to enabling them to acquire shares in the Company or its holding company.

     4.43 To distribute among members of the Company in specie or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any of the property or assets of the Company, or any proceeds of sale or other disposal of any property or assets of the Company, with and subject to any incident authorised and consent required by law.

     4.44 To accept securities of any person or any property or interest therein of whatsoever nature in payment or part payment for any services rendered or for any sale or supply made to, or debt owing from, any such person.

     4.45 To insure any property, asset, matter or interest against any potential liability or loss of the Company or of any other person and the life or health of any person for the benefit of the Company.

     4.46 (i) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and (ii) to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability; for the purposes of this Clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1989.

     4.47 To apply for and promote any Bill and to apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence, or authorisation of any government, state, municipality, department or other authority for enabling the Company to carry any of its objects into effect or for extending any of the Company's powers or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any Bill or Act, charter, privilege, licence, concession or authorisation, actions, steps, proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members.

     4.48 To enter into any arrangement with any governments or authorities (national, municipal, local, international, or otherwise), or any corporations, companies, or persons that may seem conducive to the Company's objects or any of them, and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges and concessions which the Company may think desirable, and to carry out, exercise and comply with any such charters, contracts, decrees, rights, privileges and concessions.

     4.49 To lend money to, subsidise and assist any person, to act as agents for the collection, receipt and payment of money and generally to act as agents and brokers for and perform services for any person, and to undertake and perform sub-contracts.

     4.50 To promote, finance and assist any person for the purpose of acquiring all or any of the property, rights and undertaking or assuming the liabilities of the Company, or for any other purpose which may in the opinion of the directors directly or indirectly benefit the Company, and in that connection to place, guarantee the placing of, underwrite, subscribe for and otherwise acquire all or any part of the shares or other securities of a body corporate.

     4.51 To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

     4.52 To receive money on deposit on any terms the directors think fit.

     4.53 To invest and deal with the Company's money and funds in any way the directors think fit.

     4.54 To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

     4.55 To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

     4.56 To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on such terms and conditions as the directors think fit.

     4.57 To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, subsidiary companies or otherwise, and either alone or in conjunction with others.

     4.58 To carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or utilising its skills, know-how or expertise,

     4.59 To do all such other things as may be considered to be incidental or conducive to any of the above objects.

     4.60 In clause 4, a reference to:

          (i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

          (ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

          (iii)a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act.

     And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this Clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in any way limited by reference to any other paragraph or the order in which the same occur or the name of the Company. None of the paragraphs of clause 4 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

5.   The liability of the members is limited.

6. The Company's share capital is(pound)50,000** divided into 50,000 Ordinary Shares of(pound)1 each.


--------------------------------------------------------------------------------
* Name changed from National Power PLC by Certificate of Incorporation on Change of Name dated 2nd October 2000.

**The Company's share capital as at 23 May 2002 was (pound)850,000,001.21 divided into 1,700,000,000 Ordinary Shares of 50p each, 1 unclassified share of (pound)1.00 and 21 Deferred Shares of 1 pence each having the rights set out in the Articles of Association.
--------------------------------------------------------------------------------

WE, the Subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of Shares shown opposite our respective names.



-------------------------------------------------  -----------------------------
NAMES AND ADDRESSES OF SUBSCRIBERS                  NUMBER OF SHARES TAKEN BY
                                                         EACH SUBSCRIBER
-------------------------------------------------  -----------------------------
1.       JONATHAN MILLS BIRD                                   One
         49 Oakhurst Grove
         London  SE22 9AH

                                                               One
2.       DAVID FREDERICK PASCHO
         25 Derwent Road
         Whitton
         Twickenham
         Middlesex
         TW2 7HQ
                                                   -----------------------------

         Total shares taken                                    Two
-------------------------------------------------  -----------------------------

DATED The 9th March 1989
Witness to the above Signatures:-

BERNICE GERMAINE JOHNSON
161 Wessex Drive
Erith
Kent
DA8 3AH
Civil Servant